SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ImmuCell Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

452525306 (CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452525306	PAGE 2 OF 7 PAGES

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Jonathan E. Rothschild

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

357,960 (includes 10,000 shares subject to options that are exercisable within 60 days, and 178,700 shares owned indirectly through a wholly owned corporation)

  6.    Shared Voting Power

0

  7.    Sole Dispositive Power

357,960 (includes 10,000 shares subject to options that are exercisable within 60 days, and 178,700 shares owned indirectly through a wholly owned corporation)

  8.    Shared Dispositive Power

0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

357,960 (includes 10,000 shares subject to options that are exercisable within 60 days, and 178,700 shares owned indirectly through a wholly owned corporation)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.01%

12.	Type of Reporting Person IN

CUSIP No. 452525306	PAGE 3 OF 7 PAGES

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Arterio, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 178,700 6. Shared Voting Power 0 7. Sole Dispositive Power 178,700 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.52%

12.	Type of Reporting Person CO

CUSIP No. 452525306	PAGE 4 OF 7 PAGES

Item 1.	(a)	Name of Issuer:

ImmuCell Corporation

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

56 Evergreen Drive Portland, ME 04103

Item 2.	(a)	Name of Persons Filing:

Jonathan E. Rothschild

Arterio, Inc.

Item 2.	(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of Jonathan E. Rothschild and Arterio, Inc. is 1061-B Shary Circle, Concord, CA 94518.

Item 2.	(c)	Citizenship.

Mr. Rothschild is a citizen of the United States.

Arterio, Inc. is a California corporation.

Item 2.	(d)	Title of Class of Securities:

common stock, par value $0.10 per share (“Common Stock”).

Item 2.	(e)	CUSIP Number:

452525306

Item 3.	If this statement is filed pursuant to Rules or 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Mr. Rothschild beneficially owns 357,960 shares of Common Stock of the Issuer, which includes 10,000 shares subject to options that are exercisable within 60 days, and 178,700 shares

CUSIP No. 452525306	PAGE 5 OF 7 PAGES

owned indirectly through a wholly owned corporation, Arterio, Inc.

Arterio, Inc. beneficially owns 178,700 shares of Common Stock of the Issuer.

	(b)	Percent of Class:

Jonathan E. Rothschild: 13.01%. Arterio, Inc.: 6.52%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Jonathan E. Rothschild: 357,960 (includes 10,000 shares subject to options that are exercisable within 60 days, and 178,700 shares owned indirectly through a wholly owned corporation, Arterio, Inc.)

Arterio, Inc.: 178,700

(ii) Shared power to vote or to direct the vote:

Jonathan E. Rothschild: 0

Arterio, Inc.: 0

(iii) Sole power to dispose or to direct the disposition of:

Jonathan E. Rothschild: 357,960 (includes 10,000 shares subject to options that are exercisable within 60 days, and 178,700 shares owned indirectly through a wholly owned corporation, Arterio, Inc.)

Arterio, Inc.: 178,700

(iv) Shared power to dispose or direct the disposition of:

Jonathan E. Rothschild: 0

Arterio, Inc.: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof

CUSIP No. 452525306	PAGE 6 OF 7 PAGES

the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 452525306	PAGE 7 OF 7 PAGES

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Amendment No. 1 to Schedule 13G is filed on behalf of each of them.

Date: February 11, 2004

By:	/s/ Jonathan E. Rothschild

Jonathan E. Rothschild

ARTERIO, INC.

By:	/s/ Jonathan E. Rothschild

Name: Jonathan E. Rothschild
Title: President